GMM CAPITAL LLC
                         PRENTICE CAPITAL MANAGEMENT, LP


October 11, 2005


CONFIDENTIAL
------------
Board of Directors
Goody's Family Clothing, Inc.
400 Goody's Lane
P.O. Box 22000
Knoxville, TN 37933-2000
Attn: Robert M. Goodfriend
      Chairman and Chief Executive Officer

                        Re: GOODY'S FAMILY CLOTHING, INC.

Dear Mr. Goodfriend:

         We are writing to submit this proposal for an acquisition of 100% of the capital stock of Goody's Family Clothing, Inc. (the "Company") by GMM Capital LLC and Prentice Capital Management, LP. at an all cash price of $8.50 per share, with the possibility of a higher price upon completion of due diligence, payable to the Company's stockholders, which amount takes into account the Company's obligation to pay a termination fee and expenses under the Agreement and Plan of Merger, dated as of October 7, 2005 (the "Sun Agreement"), by and among the Company, GFC Enterprises, Inc. and GFC Holding Corp. We believe that our proposal is clearly superior to the $8.00 per share that is being offered by Sun Capital under the Sun Agreement. Our proposal represents a premium of 6.25% over the price being offered by Sun Capital.

         We are prepared to effectuate our proposed transaction through the prompt commencement of a cash tender offer followed by a cash merger, once a binding definitive agreement has been finalized and executed. We have reviewed the Sun Agreement and related agreements that were publicly filed and our intention would be to enter into definitive agreements with the Company (and its principal stockholder) that would have substantially the same covenants, representations, warranties and conditions as are contained in such agreements. We believe that such agreements could be entered into immediately following the completion of our confirmatory due diligence.

         As we indicated in our letter dated October 7, 2005, we have already fully reviewed the publicly available information with respect to the Company, and believe we would be able to complete any remaining confirmatory due diligence promptly following our receipt of the due diligence information provided to Sun Capital. We would like to receive access to this information (as well as the schedules to the Sun Agreement) as soon as possible and are prepared to immediately enter into a confidentiality agreement with the Company on terms not less favorable to the Company than the terms of the Confidentiality Agreement entered into with Sun Capital. The principal focus of our diligence would be to validate inventory and real estate valuations, and any material that the Company has in this regard would facilitate and accelerate our review. Our definitive agreement, once signed, would not be subject to any further due diligence.

         As we have previously indicated, our transaction proposal is not subject to any financing condition. GMM and Prentice are prepared to enter into a commitment to provide the full amount of funding necessary to pay the purchase price for the acquisition, as well as the fees and expenses associated therewith. In addition, we do not anticipate any difficulty in obtaining antitrust approval in connection with the transaction.

         We are prepared to devote our full effort and resources to pursue this transaction on an expedited basis. We understand that, after Sun Capital has been informed of our proposal, which we intend to make public, the Company's Board of Directors can authorize management to enter into discussions with us and, subject to our signing a confidentiality agreement, make due diligence information available to us, and we would respectfully request that the Company's Board make that determination as soon as possible. We very much look forward to hearing from you at the earliest opportunity. Again, Isaac Dabah of GMM can be reached at (212) 688-8288 and Michael Zimmerman of Prentice Capital can be reached at (212) 756-8040.

                                            Very truly yours,

                                            GMM CAPITAL LLC


                                            By:  /s/ Isaac Dabah
                                                 ------------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Director

                                            PRENTICE CAPITAL MANAGEMENT, L.P.


                                            By:  /s/ Michael Zimmerman
                                                 ------------------------------
                                                 Name:  Michael Zimmerman
                                                 Title: Chief Executive Officer


cc:      Steven H. Tishman
         Rothschild, Inc.

         Martin Nussbaum, Esq.
         Dechert LLP